Exhibit 99.1

PowerBank Acquires New York Solar Portfolio with US$32.5 Million Construction Value and US$13 Million in Expected U.S. Federal Tax Credits

13.9 MW of New York community solar projects expected to be construction-ready in 2026 and 2027

Toronto, Ontario, August 18, 2026 — PowerBank Corporation (Nasdaq: PBK) (Cboe CA: PBK) (FSE: 103) (“PowerBank” or the “Company”), a leader in independent energy development and asset ownership in North America, is pleased to announce that it has executed repurchase agreements for the Gainesville and Highway 28 projects (the “Projects”), located in New York state through its US subsidiary Abundant Solar Power Inc.

The Highway 28 project is 6.9 megawatts and is expected to be construction ready in Q3 2026. It has secured its interconnection agreement, all major discretionary permits and has been approved for NYSERDA incentives under the NY-Sun program in the amount of US$893,445 and is expected to be eligible for a further approximately US$1,518,660 in NYSERDA incentives through the Inclusive Community Solar Adder program. The project is also expected to qualify for grants issued by the Catskills Watershed Corporation.

As EPC contractor on the Highway 28 Project, Abundant Solar Power Inc. has commenced onsite prep work in advance of full construction mobilization.

The Highway 28 Project is expected to remain eligible for the United States federal Investment Tax Credits for energy projects under the One Big Beautiful Bill Act of 2025, as physical work began on the Project prior to the July 4, 2026 deadline and the physical work is expected to meet the requirements under the IRS Physical Work Test. The Project has a total construction value of approximately US$17 million and an expected ITC value of approximately US$8 million.

The Highway 28 Project was acquired for a total purchase price of US$1,249,488, to be paid in milestone payments. The acquisition includes all project assets.

The Gainesville project is 7 MW and is expected to be construction ready in 2027. It has secured its interconnection agreement and is currently in permitting. The project is expected to qualify for grants issued under NYSERDA’s NY-Sun program. The project company, which is owned by Abundant Solar Power Inc., is currently party to a lawsuit as Petitioner, known as Article 78 Index No. 9002873 involving an appeal of the denial of Petitioner’s variance application.

The Gainesville Project is expected to remain eligible for the United States federal Investment Tax Credits for energy projects under the One Big Beautiful Bill Act of 2025, as physical work began on the Project prior to the July 4, 2026 deadline and the physical work is expected to meet the requirements under the IRS Physical Work Test. The Project has a total construction value of approximately US$15.5 million and an expected ITC value of approximately US$5 million.

The Gainesville Project was acquired for a total purchase price of US$1,146,580, to be paid in milestone payments. The acquisition includes all project assets.

Investment Tax Credits have been available for solar projects since 2006, providing a 30% tax credit for commercial solar installations that meet specific requirements, with opportunities for ITC bonus adders. The One Big Beautiful Bill Act, signed into law on July 4, 2025, specifies that the Section 48E Investment Tax Credit for solar facilities will be phased out, and projects which have begun construction on or before July 4, 2026, will remain eligible for the tax credits.

Once completed, the Projects will be operated as community solar projects. Community solar is a group of solar panels with access to the local electricity grid. Once the panels are turned on and generating electricity, clean energy from the site feeds into the local power grid. Depending on the size and number of panels the project has, dozens or even hundreds of renters and homeowners can save money from the electricity that is generated by the project. By subscribing to a project, a homeowner earns credits on their electric bill every month from their portion of the solar power that’s generated by the project, accessing the benefits of solar without installing panels on their home. This allows homeowners to realize a reduced cost per kW/hour from the power they consume versus standard utility rates.

The Projects were previously sold to an investor as part of a larger transaction announced on January 6, 2025 and have now been reacquired as initially announced on April 13, 2026.

Dr. Richard Lu, PowerBank’s CEO, commented: “We are excited to be growing our independent power producer portfolio by reacquiring two distributed solar projects in New York State. These are projects we originated, developed and secured interconnection for, so we understand them thoroughly, and we know what it takes to bring them to commercial operation. The acquisition of these projects supports our continued shift toward asset ownership, which builds recurring revenue. As Highway 28 is in advanced stages of development, we are looking forward to full onsite mobilization in the coming months.”

There are several risks associated with the development of the Projects. The development of any project is subject to required permits, the continued availability of third-party financing arrangements for the Company, the risks associated with the construction of a solar power project and the degradation of solar panels over time. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power projects, which could result in future projects no longer being economic. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the projects and statements made in this press release.

About PowerBank Corporation

PowerBank Corporation is a vertically integrated and independent North American energy company helping to power the digital economy. The Company develops, builds, owns, and operates solar and battery energy storage systems that deliver reliable and resilient power to the electricity grid, commercial and industrial clients, and municipal and residential off-takers. As AI and digital infrastructure drive unprecedented electricity demand, PowerBank is uniquely positioned to deliver the speed, scale, and energy independence that the next generation of power consumers requires, without waiting years for permitting and grid interconnection. The Company has a potential development pipeline of over one gigawatt and has developed energy projects with a combined capacity of over 100 megawatts built. To learn more about PowerBank, please visit www.powerbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, “projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the receipt of final permits for the Projects; the commencement of construction of the Projects; the future operation of the Projects; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; execution of definitive agreements for suitable solar or BESS sites; that power is available to be sufficient to support a modular data center; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; failure to execute definitive agreements for suitable solar or BESS sites; power availability may not be sufficient to support a modular data center; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: ir@powerbankcorp.com

Phone: 289.439.4718

Source: PowerBank Corporation